Exhibit 99.1

B Communications Reports Financial Results

For the First Quarter of 2016

- Board of Directors Declares a Cash Dividend of NIS 11.88 per Share ~ 11% Yield -

- Tender Offer for Up to $244 Million Par Value of Senior Secured Notes Announced -

Ramat Gan, Israel – May 26, 2016 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the first quarter of 2016.

"During the quarter, we continued to execute our business plan, declaring a dividend that is in line with expectations, while continuing to reduce our leverage," said Doron Turgeman, CEO of B Communications. "Our sale of 4.2% of Bezeq’s outstanding shares during the first quarter improved our debt structure and created a significant improvement in our Company’s debt service and leverage ratios as reflected at the local notch-up we received from Midroog, the local rating agency which is the Israeli subsidiary of Moodys. Our equity increased to more than NIS 1.7 billion and our retained earnings is NIS 731 million as of March 31, 2016. Those significant changes in our balance sheet allowed us to return capital to our shareholders with a dividend that will be paid next month and reflects an 11% yield.”

Dividend Distribution: On May 25, 2016, the Company's Board of Directors declared a cash dividend of NIS 355 million ($94 million), or NIS 11.88 ($3.15) per share. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on June 15, 2016. The payment date will be June 29, 2016. The actual amount of dividends to be paid in US dollars will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on June 15, 2015.

Tender Offer: On May 26, 2016 the Company also announced that its wholly-owned subsidiary, B Communications (SP4) LP (the “Offeror”), has invited holders of the Company’s 7⅜% Senior Secured Notes due 2021 (the “Notes”) to submit tenders to purchase their Notes for cash within a purchase price range between $1.00 to $1.07, in each case inclusive, per $1.00 nominal amount of Notes (the “Purchase Price Range”), on the terms and subject to the conditions contained in its Tender Offer Memorandum dated May 26, 2016 (the “Statement”).

Subject to a minimum tender of $1.00 in principal amount of Notes per holder, the amount in cash in U.S. dollars to be paid for each US$1.00 principal amount of the Notes accepted for purchase pursuant to the Tender Offer will be determined in accordance with the modified Dutch auction procedures subject to a purchase price for Notes tendered within the Purchase Price Range such that the total amount payable to tendering holders (excluding accrued and unpaid interest thereon up to but not including the Payment Date (“Accrued Interest”)) for all Notes accepted for purchase (if any) pursuant to the Tender Offer will be $ 244 million aggregate principal amount of Notes (or such lesser amount of Notes as are validly tendered and not validly withdrawn), subject to rounding and pro ration. The purchase of the Notes (if any) under the Tender Offer with will be made from funds made available by the Company, including cash-on-hand and the net cash proceeds from the Company’s sale of 115,500,000 ordinary shares of Bezeq in February 2016.

Dividend from Bezeq: On March 16, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 776 million ($206 million), representing Bezeq’s profits for the second half of 2015. The dividend will be paid on May 30, 2016 to shareholders of record as of May 17, 2016. B Communications’ share of the dividend distribution is NIS 204 million ($54 million).

Bezeq’s Results: For the first quarter of 2016, the Bezeq Group reported revenues of NIS 2.56 billion ($680 million) and operating profit of NIS 574 million ($152 million). Bezeq’s EBITDA for the first quarter totaled NIS 1.0 billion ($272 million), representing an EBITDA margin of 40%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 288 million ($76 million). Bezeq's cash flow from operating activities during the period totaled NIS 922 million ($245 million).

Notes Repurchase Program: On August 10, 2014 the Company announced that its Board of Directors had approved the buyback of up to $50 million of the Company’s Notes. On January 20, 2016, the Company announced the completion of its $50 million repurchase program and the approval by its Board of Directors to extend and increase the program by an additional $50 million. Through May 26, 2016, the Company purchased a total of $65 million par value of the Notes.

Private Placement of Series B Debentures: On April 4, 2016, the Company completed the private placement of NIS 148 million par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162 million ($43 million). The private placement was carried out as an increase to the outstanding Series B Debentures, which were first issued in September 2010 and have identical terms. The net proceeds of the private placement increased the Company's unrestricted cash.

Equity Attributable to Shareholders: As of March 31, 2016 the total equity attributable to shareholders totaled NIS 1.74 billion ($462 million) including NIS 731 million ($194 million) of retained earnings. The significant increase in the equity attributable to shareholders and retained earnings resulted from the sale by the Company of 4.2% of Bezeq’s outstanding shares in February 2016, which generated positive difference between the change in the carrying amount of non-controlling interests and the net consideration received from the sale. In compliance with IFRS10, the difference was recognized directly in equity.

Cash and Debt Position: As of March 31, 2016, B Communications’ unconsolidated cash and cash equivalents and short term investments, totaled NIS 1.5 billion ($405 million) and its financial liabilities totaled NIS 3.2 billion ($861 million) including NIS 2.6 billion ($698 million) of the Notes, NIS 525 million ($140 million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs), and a NIS 88 million ($23 million) tax liability.

B Communications’ Unconsolidated Balance Sheet Data (In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	March 31,	March 31,	March 31,
	2015	2016	2016
	NIS	NIS	US$
Financial liabilities
7⅜% Senior Secured Notes (1)	2,866	2,630	698
Series B Debentures	698	525	140
Tax liability	136	88	23
Total	3,700	3,243	861

Liquidity balances
Lockbox account(2)	419	1,145	304
Unrestricted cash(3)	551	382	101
Total	970	1,527	405

(1)	The Notes balance is the sum of (a) the NIS amount equivalent (NIS 2,561 million) of the $725 million hedge that was established on the date the Notes were issued, (b) $10.4 million (the residual balance of our Notes that was not hedged) multiplied by the representative rate of exchange as of March 31, 2016 (NIS 3.766 = U.S. $1.00) and (c) accrued interest and unamortized debt issuance costs.

(2)	Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(3)	Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications First Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the first quarter of 2016 totaled NIS 2.6 billion ($680 million), a 17.7% increase compared to the NIS 2.2 billion reported in the first quarter of 2015. The increase resulted from the full consolidation of DBS Satellite Services (1998) Ltd. (referred to herein by its trade name, YES) as of the second quarter of 2015. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the first quarter of 2016 totaled NIS 474 million ($126 million), a 6.3% decrease compared to NIS 506 million reported in the first quarter of 2015.

B Communications’ consolidated net income for the first quarter of 2016 totaled NIS 160 million ($42 million), a 47.7% decrease compared with NIS 306 million reported in the first quarter of 2015.

B Communications First Quarter Unconsolidated Financial Results

As of March 31, 2016, B Communications held approximately 26.3% of Bezeq's outstanding shares. B Communications’ interest in Bezeq's net income for the first quarter of 2016 totaled NIS 80 million ($21 million), compared to NIS 143 million (based on the Company’s then 31% ownership interest in Bezeq as of March 31, 2015), reported in the first quarter of 2015.

During the first quarter of 2016, B Communications recorded net amortization expenses of NIS 10 million ($3 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). The decrease in net amortization expenses in the first quarter is a result of both a one-time adjustment of the deferred tax liability resulting from the reduction in the Israeli corporate tax by 1.5% and the decrease in the Company’s ownership interest in Bezeq to 26.34%, which will also reduce the Company’s future net amortization expenses. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2016, B Communications has amortized approximately 72% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the first quarter of 2016 totaled NIS 90 million ($23 million) compared to net financial expenses of NIS 65 million in the first quarter of 2015. Financial expenses during the first quarter of 2016 included NIS 78 million ($20 million) related to the Company’s publicly traded Series B Debentures and the Notes, and financial expenses of NIS 12 million ($3 million) generated by short term investments.

B Communications’ net loss attributable to shareholders for the first quarter of 2016 was NIS 23 million ($6 million) compared to net income of NIS 48 million in the first quarter of 2015.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(90)	(23)	(65)	(293)
Operating and tax expenses	(3)	(1)	(2)	(8)
Income tax benefit	-	-	-	101
PPA amortization, net	(10)	(3)	(28)	(119)
Interest in Bezeq's net income	80	21	143	529
Net income (loss)	(23)	(6)	48	210

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended March 31, 2016. For a full discussion of Bezeq’s results for the quarter ended March 31, 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2016	Q1 2015	% change
	(NIS millions)
Revenues	2,559	2,174	17.7%
Operating profit	574	636	(9.7%)
EBITDA	1,023	953	7.3%
EBITDA margin	40.0%	43.8%
Net profit	288	463	(37.8%)
Diluted EPS (NIS)	0.10	0.17	(41.2%)
Cash flow from operating activities	922	961	(4.1%)
Payments for investments	345	368	(6.3%)
Free cash flow [1]	619	606	2.1%
Net debt/EBITDA (end of period) [2]	2.04	1.84

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2016 were NIS 2.56 billion ($680 million) compared with NIS 2.17 billion in the corresponding quarter of 2015, an increase of 17.7%. The increase was due to the consolidation of NIS 439 million ($117 million) of YES revenues in the first quarter of 2016. The increase was partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in the first quarter of 2016 were NIS 513 million ($136 million), compared with NIS 439 million in the corresponding quarter of 2015, an increase of 16.9%. The increase was mainly a result of the consolidation of NIS 61 million ($16 million) of YES salary expenses in the first quarter of 2016.

Operating expenses of the Bezeq Group in the first quarter of 2016 were NIS 1.02 billion ($270 million), compared with NIS 799 million in the corresponding quarter of 2015, an increase of 27.4%. The increase was a result of the consolidation of NIS 245 million ($65 million) of YES operating expenses in the first quarter of 2016. The increase was partially offset by a decrease in operating expenses at Pelephone.

Depreciation and amortization expenses of the Bezeq Group in the first quarter of 2016 were NIS 449 million ($119 million) compared with NIS 317 million in the corresponding quarter of 2015, an increase of 41.6%. The increase was due to the consolidation of NIS 76 million ($20 million) of depreciation and amortization expenses of YES in the first quarter of 2016 and from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control over YES.

The Bezeq Group had other operating expenses of NIS 5 million ($1 million) in the first quarter of 2016 compared with other income of NIS 17 million in the corresponding quarter of 2015. Other operating expenses in the first quarter of 2016 were impacted by the recording of a NIS 14 million ($4 million) expense for a collective labor agreement at Bezeq International.

Operating profit of the Bezeq Group in the first quarter of 2016 was NIS 574 million ($152 million) compared with NIS 636 million in the corresponding quarter of 2015, a decrease of 9.7%. EBITDA of the Bezeq Group in the first quarter of 2016 was NIS 1.02 billion (EBITDA margin of 40.0%) ($272 million) compared with NIS 953 million (EBITDA margin of 43.8%) in the corresponding quarter of 2015, an increase of 7.3%.

Financing expenses, net of the Bezeq Group in the first quarter of 2016 amounted to NIS 102 million ($27 million) compared with NIS 37 million in the corresponding quarter of 2015, an increase of 175.7%. The increase was due to an increase in financing expenses of Bezeq Fixed-Line and the consolidation of NIS 19 million of YES financing expenses in the first quarter of 2016, while financing income of NIS 21 million from shareholder loans to YES, which were recorded in the corresponding quarter of 2015 were not included in the first quarter of 2016 as a result of the consolidation of YES.

Tax expenses of the Bezeq Group in the first quarter of 2016 were NIS 183 million ($49 million) compared with NIS 152 million in the corresponding quarter of 2015, an increase of 20.4%. Tax expenses were impacted by the decrease in the Israeli corporate tax rate from 26.5% to 25% beginning January 1, 2016, which resulted the record of NIS 64 million ($17 million) deferred tax expenses as an update to its deferred tax asset.

Net profit attributable to Bezeq shareholders in the first quarter of 2016 was NIS 288 million ($76 million) compared with NIS 463 million in the corresponding quarter of 2015, a decrease of 37.8%.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2016 was NIS 922 million ($245 million) compared with NIS 961 million in the corresponding quarter of 2015, a decrease of 4.1%. The decrease was primarily due to lower operating cash flows at Pelephone, primarily as a result of changes in working capital, which were largely offset by the consolidation of NIS 158 million ($42 million) of cash flows from the operating activities of YES in the first quarter of 2016.

Payments for investments (Capex) of the Bezeq Group in the first quarter of 2016 were NIS 345 million ($92 million) compared with NIS 368 million in the corresponding quarter of 2015, a decrease of 6.3%. The decrease in Bezeq Group investments was accomplished despite the consolidation of NIS 59 million of investments by YES.

Free cash flow of the Bezeq Group in the first quarter of 2016 was NIS 619 million ($164 million) compared with NIS 606 million in the corresponding quarter of 2015, an increase of 2.1%.

Net financial debt of the Bezeq Group was NIS 8.83 billion ($2.3 billion) as of March 31, 2016 compared with NIS 8.20 billion as of March 31, 2015. As of March 31, 2016, the Bezeq Group's net financial debt to EBITDA (last twelve months) ratio was 2.04, compared with 1.84 as of March 31, 2015.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2016 (NIS 3.766 = U.S. $ 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Assets
Cash and cash equivalents	1,228	326	1,196	581
Restricted cash	715	190	17	155
Investments including derivatives	1,360	361	3,466	1,535
Trade receivables, net	2,042	542	2,290	2,058
Other receivables	317	84	359	286
Inventory	123	33	87	115

Total current assets	5,785	1,536	7,415	4,730

Long-term trade and other receivables	662	176	542	674
Property, plant and equipment	7,171	1,904	7,365	7,197
Intangible assets	6,986	1,855	7,483	7,118
Deferred expenses and investments	568	151	696	643
Broadcasting rights	456	121	460	456
Investment in equity-accounted investee	23	6	29	25
Deferred tax assets	1,104	293	1,170	1,279

Total non-current assets	16,970	4,506	17,745	17,392

Total assets	22,755	6,042	25,160	22,122

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Liabilities
Bank loans and credit and debentures	2,250	597	2,043	2,089
Trade and other payables	1,912	508	2,116	1,694
Related party	206	55	898	233
Current tax liabilities	711	189	747	705
Provisions	88	23	84	100
Employee benefits	380	101	274	378
Total current liabilities	5,547	1,473	6,162	5,199

Bank loans and debentures	11,603	3,080	13,694	12,290
Employee benefits	238	63	238	240
Other liabilities	262	70	276	227
Provisions	46	12	69	46
Deferred tax liabilities	665	177	807	729
Total non-current liabilities	12,814	3,402	15,084	13,532

Total liabilities	18,361	4,875	21,246	18,731

Equity
Total equity attributable to equity holders of the Company	1,740	462	1,014	1,045
Non-controlling interests	2,654	705	2,900	2,346

Total equity	4,394	1,167	3,914	3,391

Total liabilities and equity	22,755	6,042	25,160	22,122

B Communications Ltd.

Condensed Consolidated Statements of Income for the

				Year ended
	Three months ended March 31,			December 31,
		Convenience
		Translation into
		U.S. dollars
		(Note A)
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
	(In millions, except per share data)

Revenues	2,559	680	2,174	9,985

Cost and expenses
Depreciation and amortization	545	145	439	2,131
Salaries	514	137	439	1,958
General and operating expenses	1,021	271	801	3,876
Other operating expenses (income), net	5	1	(11)	3

	2,085	554	1,668	7,968

Operating income	474	126	506	2,017

Financing expenses, net	192	51	97	535

Income after financing expenses, net	282	75	409	1,482

Share in (income) losses of equity- accounted investee	1	*	(16)	(12)

Income before income tax	281	75	425	1,494

Income tax	121	33	119	358

Net income for the period	160	42	306	1,136

Income (loss) attributable to:
Owners of the Company	(23)	(6)	48	210
Non-controlling interests	183	48	258	926

Net income for the period	160	42	306	1,136

Earnings per share

Net income (loss), basic	(0.77)	(0.20)	1.60	7.04

Net income (loss), diluted	(0.77)	(0.20)	1.57	6.97

* Represents an amount less than US$1.

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)
	Three months ended March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Operating income	574	153	636
Depreciation and amortization	449	119	317

EBITDA	1,023	272	953

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)
	Three months ended March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Cash flow from operating activities	922	245	961
Purchase of property, plant and equipment	(294)	(78)	(302)
Investment in intangible assets and deferred expenses	(51)	(14)	(66)
Proceeds from the sale of property, plant and equipment	42	11	13

Free cash flow	619	164	606